Delisting Determination,The Nasdaq Stock Market, LLC,
January 26, 2016, THT Heat Transfer Technology, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of THT Heat Transfer Technology, Inc.
(the Company), effective at the opening of the trading session on February 5, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on January 5, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on January 14, 2016.